

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Sna Ny
President
Go Go Buyers, Inc.
#474, village 3, sangkat 3
Sihanoukville, Sihanouk province, 18203 Kingdom of Cambodia

Re: Go Go Buyers, Inc.
Registration Statement on Form S-1
Filed May 14, 2021
File No. 333-256118

Dear Mr. Ny:

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the requirements of Rule 8-02 of Regulation S-X. Please include financial statements for each of the most recent two fiscal years. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Carl Ranno